UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 7, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports first quarter 2026 financial results; on track for Joenja® U.S. pediatric label expansion and launces in Japan and Europe in 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: May 7, 2026

Pharming Group reports first quarter 2026 financial results;
on track for Joenja® U.S. pediatric label expansion and launches in Japan and Europe in 2026

•First quarter 2026 total revenues were US$72.4 million, an 8% decrease compared to the first quarter 2025
•RUCONEST® revenue was US$58.4 million, a 15% decrease compared to the first quarter 2025, mainly due to anticipated inventory drawdowns and the planned exit from non-U.S. markets
•Joenja® revenue was US$14.1 million, a 34% increase compared to the first quarter of 2025, reflecting strong U.S. and international momentum
•Reaffirmed 2026 total revenue guidance of US$405 - US$425 million (8% - 13% growth)
•Generated positive net cash flow from operations of US$2.0 million in the quarter
•Joenja® approved in Japan and received positive CHMP opinion for APDS
•Resubmitted pediatric sNDA to the FDA for Joenja® (leniolisib) for highest doses; plan additional sNDA this summer for lowest doses
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, May 7, 2026: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary unaudited financial report for the three months ended March 31, 2026.

Chief Executive Officer, Fabrice Chouraqui commented:
“The first quarter demonstrated important progress across the business while also reflecting revenue variability for RUCONEST®. Joenja® delivered strong revenue growth of 34% year over year, driven by robust patient uptake, reinforcing its role as an important growth driver still early in its lifecycle. We also made meaningful regulatory progress, including approval in Japan for APDS patients aged 4 and older and a positive CHMP opinion in Europe. In the U.S., constructive dialogue with the FDA following receipt of the CRL enabled us to already resubmit our pediatric sNDA for the two highest doses, which cover a meaningful proportion of children aged 4 to 11, and plan an additional sNDA submission for the lowest doses this summer.

First‑quarter RUCONEST® revenue was impacted by several factors we had largely anticipated and incorporated into our full-year guidance, notably specialty pharmacy inventory drawdowns and our strategic exit from non-U.S. markets. We continue to see the overwhelming majority of patients stay on RUCONEST® nine months after the launch of a new oral treatment. New patient enrollments and growing prescriber engagement further validate RUCONEST®’s strong value proposition for high-burden patients.

We also advanced our key pipeline value drivers, including enrollment in the pivotal napazimone (KL1333) trial in primary mitochondrial disease and preparations for Phase II readouts later this year for leniolisib in broader primary immunodeficiencies. The encouraging compassionate-use experience with leniolisib in patients with CVID and immune dysregulation, which will be presented today at the Clinical Immunology Society Annual Meeting, further supports our view on the program’s potential.

Finally, our focus on financial discipline also delivered tangible results, including positive net cash flow from operations in the quarter despite quarterly revenue variability. Taken together, our commercial execution, regulatory progress, pipeline advancement, and disciplined financial management position Pharming well for sustained long-term growth and value creation.”

First quarter 2026 highlights

Commercialized products
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® revenue in the first quarter of 2026 was US$58.4 million, a 15% decrease compared to the first quarter of 2025. RUCONEST® revenue in the current quarter compared to the first quarter of 2025 was impacted by inventory drawdowns at U.S. specialty pharmacy customers, which were anticipated and reduced revenue by 8%, our previous decision to withdraw the product from non-U.S. markets, which reduced revenue by 3%, and competitive market dynamics in the U.S.

With its efficacy, reliability and rapid onset of action via IV administration, RUCONEST® remains a trusted on-demand treatment option for patients experiencing more severe or frequent attacks who have failed other on-demand medications. We continued to enroll new patients and add new prescribers in the quarter, with the vast majority of RUCONEST® patients showing limited interest in trialing or switching to alternative treatment options. Among patients who have trialed the new oral treatment option, we have observed that a meaningful proportion, particularly those experiencing more frequent attacks, have already made the decision to return to RUCONEST®.

Joenja® (leniolisib) marketed for the treatment of APDS
Joenja® revenue increased to US$14.1 million in the first quarter of 2026, a 34% increase compared to the first quarter of 2025. Revenue growth was driven by a significant increase in patients on paid therapy in the U.S., offset by greater inventory drawdowns in the current quarter, and increased demand in international markets, including strong patient uptake in the U.K. following the April 2025 launch and significant growth in the number of patients on government-supported access programs.

The U.S. market contributed 82% of first quarter revenue, while the EU and Rest of World contributed 18%.

As of March 31, 2026, 127 patients were on paid therapy in the U.S., representing a 25% increase from the 102 patients at the end of the first quarter of 2025 and an increase of seven patients during the quarter.

APDS patient finding
As of March 31, 2026, we have identified 1,016 diagnosed APDS patients of all ages globally, including 282 patients in the U.S. and 385 in core markets outside of the U.S. Of the identified patients in the U.S., 187 patients are 12 years of age or older and currently eligible for treatment with Joenja®, while 57 are between 4 and 11 years of age.

Joenja® (leniolisib) development
Leniolisib for APDS

As of March 31, 2026, there are 180 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a paid access program.

Pediatric label expansion
On January 30, 2026, we received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding our supplemental New Drug Application (sNDA) for Joenja® (leniolisib) for the treatment of APDS in children aged 4 to 11 years.

We held a Type A meeting with the FDA on March 26, 2026, to discuss the issues outlined in the letter and align on a path forward for resubmission. Upon the receipt of written feedback received from the FDA in the form of meeting minutes, we resubmitted the sNDA for the 40 mg and 50 mg twice-daily doses which would cover a meaningful proportion of the identified patient population, and plan to file a separate sNDA this summer for patients requiring a lower dose.

European Economic Area (EEA)
On March 26, 2026, the CHMP adopted a positive opinion recommending marketing authorization for Joenja® (leniolisb) in adult and pediatric patients aged 12 years and older. A final decision by the European Commission (EC) on the marketing authorization is expected in the second quarter of 2026.

If approved, Joenja® would become the first approved treatment for APDS in the European Union. The centralized marketing authorization would be valid in all 27 European Union Member States, as well as Norway, Iceland and Liechtenstein.

Japan
In March 2026, the Japanese Ministry of Health, Labour and Welfare (MHLW) granted marketing authorization for Joenja® for the treatment of APDS in adult and pediatric patients aged 4 years and older. Joenja® is the first approved treatment for APDS in Japan and this approval is the first anywhere globally for children aged 4 to 11.

Leniolisib for additional primary immunodeficiencies (PIDs)
Two Phase II clinical trials are evaluating leniolisib for additional primary immunodeficiencies (PIDs) with immune dysregulation, including genetically identifiable PIDs linked to altered PI3Kδ signaling and common variable immunodeficiency or CVID, which represent substantially larger patient populations than APDS. Patient enrollment in both clinical trials is complete and we anticipate trial read-outs in the second half of 2026, consistent with prior guidance.

A presentation at the 2026 Annual Meeting of the Clinical Immunology Society (CIS), taking place May 6-9, includes clinician expanded access experience with leniolisib to treat immune dysregulation in patients with CVID and CVID-like disorders. Clinician-reported outcomes demonstrated improvements, or no change or progression, in clinical manifestations of immune dysregulation and improvements in patients’ quality of life.

Organizational updates
On January 1, 2026, Leverne Marsh joined the Company as Chief Commercial Officer, succeeding Stephen Toor.

Financial summary

Consolidated Statement of Income	1Q 2026	1Q 2025
Amounts in US$m except per share data
Total Revenues	72.4	79.1
Cost of sales	(6.6)	(8.3)
Gross profit	65.8	70.8
Other income	0.4	0.4
Research and development	(25.6)	(21.1)
General and administrative	(15.2)	(22.5)
Marketing and sales	(30.3)	(34.6)
Other Operating Costs	(71.1)	(78.2)
Operating profit (loss)	(4.9)	(7.0)
Finance result (net) and share of result in associates	0.2	(4.8)
Profit (loss) before tax	(4.8)	(11.8)
Income tax credit (expense)	(0.5)	(3.1)
Profit (loss) for the period	(5.2)	(14.9)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	(0.007)	(0.022)
Diluted, attributable to equity holders of the parent (US$)	(0.007)	(0.022)

Segment information - Revenues	1Q 2026	1Q 2025
Amounts in US$m
Revenue - RUCONEST® (US)	58.3	66.6
Revenue - RUCONEST® (EU and RoW)	0.1	2.0
Total Revenues - RUCONEST®	58.4	68.6
Revenue - Joenja® (US)	11.5	9.5
Revenue - Joenja® (EU and RoW)	2.5	1.0
Total Revenues - Joenja®	14.1	10.5

Total Revenues - US	69.8	76.1
Total Revenues - EU and RoW	2.7	3.0

Total Revenues	72.4	79.1

Consolidated Balance Sheet	March 31, 2026	December 31, 2025
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	171.8	181.1
Current assets	295.5	299.5
Total assets	489.4	500.0
Current liabilities	112.3	115.8
Shareholders' equity	269.0	277.1
Underlying figures are unrounded. Therefore, totals may differ slightly from the sum of individual items due to rounding effects in the presentation of this press release.

Financial highlights
For the first quarter of 2026, total revenues decreased by US$6.6 million, or 8%, to US$72.4 million, compared to US$79.1 million in the first quarter of 2025. RUCONEST® revenues amounted to US$58.4 million, a 15% decrease compared to the first quarter of 2025. This decrease in RUCONEST® revenues was primarily driven by volume decreases in the U.S. and internationally, following our decision to withdraw from all non-U.S. markets. Joenja® revenues amounted to US$14.1 million in the first quarter of 2026, a 34% increase compared to the first quarter of 2025. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit decreased by US$5.0 million or 7% to US$65.8 million (1Q 2025: US$70.8 million), mainly due to the decrease in revenues.

The operating loss amounted to US$4.9 million compared to an operating loss of US$7.0 million in the first quarter of 2025. Excluding US$7.8 million of non-recurring Abliva acquisition-related expenses, the first quarter of 2025 would have reflected adjusted operating profit of US$0.8 million. The adjusted operating profit declined due to the decrease in revenues, increased R&D spending mainly related to the addition of napazimone (KL1333) to our pipeline, and unfavorable currency translation effects, partially offset by other expense savings.

The finance result (net) and share of result in associates amounted to a gain of US$0.2 million compared to a loss of US$4.8 million in the first quarter of 2025. This improvement was primarily driven by favorable EUR/USD exchange rate movements, resulting in a foreign currency gain of US$2.4 million, compared to a loss of US$2.6 million in the first quarter of 2025.

In the first quarter of 2026, a net loss of US$5.2 million was realized, compared to a net loss of US$14.9 million in the first quarter of 2025. In addition to the aforementioned drivers, the net result was positively impacted by a lower tax expense of US$0.5 million compared to a tax expense of US$3.1 million in the first quarter of 2025.

Cash generated from operations amounted to US$2.0 million, compared to US$0.2 million in the first quarter of 2025. Cash and cash equivalents, including restricted cash and marketable securities, decreased from US$181.1 million at the end of fourth quarter of 2025 to US$171.8 million at the end of the first quarter of 2026. This decrease was primarily driven by a US$12.3 million settlement of the lease liability following the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands.

Outlook/Summary
For 2026, the Company anticipates:
•Total revenues between US$405 million and US$425 million (8% to 13% growth), with quarterly fluctuations expected.
•Total operating expenses between US$330 million and US$335 million (6% to 8% growth), including US$60 million incremental R&D expenses to advance the pipeline and US$9 million structural G&A cost reductions based on the plan announced in October 2025.
•Continued RUCONEST® growth, and significant and accelerating Joenja® U.S. and ex-U.S. growth.
•Progress towards additional regulatory approvals and commercial launches for leniolisib for APDS patients 12 years of age or older and for pediatric label expansion in key global markets.
•Top-line data readouts for the two ongoing leniolisib Phase II clinical trials in PIDs with immune dysregulation to expand the asset’s addressable patient population.

•Completion of enrollment in the pivotal FALCON clinical study for napazimone (KL1333) in mitochondrial DNA-driven primary mitochondrial diseases.
•Enhancing capital allocation to drive growth and build a leading global rare disease company.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2026 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST / 07:30 EDT on Thursday, May 7. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/topu6hc2/

Conference call dial-in details:
https://register-conf.media-server.com/register/BI1dba0cdf00fd47289729b51369140831

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2026
Annual General Meeting of Shareholders     May 28
2Q/1H 2026 financial results             July 30
3Q 2026 financial results            November 5

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations and Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)

T: +31 6 53 81 64 27

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We develop and commercialize innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with U.S. and European operations.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)

For the period ended March 31, 2026
•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the period ended March 31

Amounts in US$ ‘000	1Q 2026	1Q 2025
Revenues	72,447	79,094
Costs of sales	(6,644)	(8,323)
Gross profit	65,803	70,771
Other income	377	383
Research and development	(25,557)	(21,142)
General and administrative	(15,217)	(22,486)
Marketing and sales	(30,317)	(34,570)
Other Operating Costs	(71,091)	(78,198)
Operating profit (loss)	(4,911)	(7,044)
Other finance income	3,237	604
Other finance expenses	(2,695)	(5,098)
Finance result, net	543	(4,494)
Share of net profits (loss) in associates using the equity method	(385)	(250)
Profit (loss) before tax	(4,753)	(11,788)
Income tax credit (expense)	(459)	(3,100)
Profit (loss) for the period	(5,213)	(14,888)
Attributable to:
Equity holders of the parent	(5,213)	(14,719)
Non-controlling interests	—	(169)

Earnings per share
Basic, attributable to equity holders of the parent (US$)	(0.007)	(0.022)
Diluted, attributable to equity holders of the parent (US$)	(0.007)	(0.022)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the period ended March 31

Amounts in US$ ‘000	1Q 2026	1Q 2025
Profit (loss) for the period	(5,213)	(14,888)
Currency translation differences	(5,027)	8,931
Items that may be subsequently reclassified to profit or loss	(5,027)	8,931
Other comprehensive income (loss), net of tax	(5,027)	8,931
Total comprehensive income (loss) for the period	(10,239)	(5,957)
Attributable to:
Equity holders of the parent	(10,239)	(5,788)
Non-controlling interests	—	(169)

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in US$ ‘000	March 31, 2026	December 31, 2025
Non-current assets
Intangible assets	130,988	135,538
Property, plant and equipment	6,880	7,233
Right-of-use assets	16,218	16,738
Long-term prepayments	93	94
Deferred tax assets	30,668	31,017
Investment accounted for using the equity method	1,533	1,944
Investment in debt instruments designated as at FVTPL	6,580	6,703
Restricted cash	895	1,227
Total non-current assets	193,854	200,495
Current assets
Inventories	64,577	64,902
Trade and other receivables	60,034	54,704
Restricted cash	725	761
Marketable securities	117,796	33,796
Cash and cash equivalents	52,379	145,305
Total current assets	295,511	299,469
Total assets	489,365	499,963
Equity
Share capital	8,065	8,009
Share premium	518,601	513,257
Other reserves	23,749	28,819
Accumulated deficit	(281,455)	(272,983)
Shareholders’ equity	268,960	277,102
Non-controlling interests	—	—
Total equity	268,960	277,102
Non-current liabilities
Convertible bonds	93,390	92,719
Lease liabilities	14,670	14,351
Total non-current liabilities	108,060	107,070
Current liabilities
Convertible bonds	5,375	5,336
Provisions	675	1,187
Trade and other payables	103,526	105,899
Lease liabilities	2,770	3,369
Total current liabilities	112,346	115,791
Total equity and liabilities	489,365	499,963

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the period ended March 31
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2025	7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period	—	—	—	(14,719)	(14,719)	(169)	(14,888)
Other comprehensive income (loss) for the period	—	—	8,931	—	8,931	—	8,931
Total comprehensive income (loss) for the period	—	—	8,931	(14,719)	(5,788)	(169)	(5,957)
Other reserves	—	—	(30)	30	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(225)	(225)	—	(225)
Share-based compensation	—	—	—	2,576	2,576	—	2,576
Options exercised / LTIP shares issued	37	1,311	—	(3,512)	(2,164)	—	(2,164)
Acquisition of a subsidiary	—	—		—	—	5,869	5,869
Acquisition of non-controlling interests	—	—		(1,462)	(1,462)	(4,408)	(5,870)
Total transactions with owners, recognized directly in equity	37	1,311	(30)	(2,593)	(1,275)	1,461	186
Balance at March 31, 2025	7,806	490,301	8,692	(292,801)	213,998	1,292	215,290

Balance at January 1, 2026	8,009	513,257	28,819	(272,983)	277,102	—	277,102
Profit (loss) for the period	—	—	—	(5,213)	(5,213)	—	(5,213)
Other comprehensive income (loss) for the period	—	—	(5,027)	—	(5,027)	—	(5,027)
Total comprehensive income (loss) for the period	—	—	(5,027)	(5,213)	(10,239)	—	(10,239)
Other reserves	—	—	(44)	34	(9)	—	(9)
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	339	339	—	339
Share-based compensation	—	—	—	3,225	3,225	—	3,225
Options exercised / LTIP shares issued	55	5,344	—	(6,858)	(1,458)	—	(1,458)
Total transactions with owners, recognized directly in equity	55	5,344	(44)	(3,259)	2,097	—	2,097
Balance at March 31, 2026	8,065	518,601	23,749	(281,455)	268,960	—	268,960

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended March 31

Amounts in $’000	1Q 2026	1Q 2025
Profit (loss) before tax	(4,753)	(11,788)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	3,116	2,582
Equity settled share based payments	3,225	2,576
Loss (gain) on disposal of leases	6	4
Other finance income	(812)	(604)
Other finance expenses	244	5,028
Share of net losses (profits) in associates using the equity method	385	232
Operating cash flows before changes in working capital	1,411	(1,970)
Changes in working capital:
Inventories	(264)	(1,083)
Trade and other receivables	(4,395)	5,385
Payables and other current liabilities	5,285	(2,857)
Provisions	(512)	—
Restricted cash	331	(26)
Total changes in working capital	445	1,419

Interest received	379	737
Income taxes received (paid)	(284)	46
Net cash flows generated from (used in) operating activities	1,952	232

Capital expenditure for property, plant and equipment	(238)	(282)
Investment intangible assets	—	(6)
Investment in associates using the equity method	—	(411)
Purchases of marketable securities	(102,646)	—
Proceeds from sale of marketable securities	18,124	67,866
Acquisition of a subsidiary, net of cash acquired	—	(57,476)
Net cash flows generated from (used in) investing activities	(84,760)	9,691

Payment of lease liabilities	(12,975)	(715)
Interests on lease liabilities	(125)	(275)
Settlement of share based compensation awards	3,878	241
Acquisition of non-controlling interests	—	(5,970)
Net cash flows generated from (used in) financing activities	(9,222)	(6,719)

Increase (decrease) of cash	(92,031)	3,204
Exchange rate effects	(895)	1,945
Cash and cash equivalents at January 1	145,305	54,944

Total cash and cash equivalents at March 31	52,379	60,093